                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 6)

                                NextHealth, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  65333 G 105
-------------------------------------------------------------------------------
                                 (CUSIP Number)

     Check the following box if a fee is being paid with this statement / /

     1)  Name of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
         Persons   ###-##-####
                 -----------------------
     2)  Check the Appropriate Box if a Member of a Group

         (a)   N/A
             ---------------------------
         (b)   N/A
             ---------------------------
     3)  SEC Use Only
                     -------------------

     4)  Citizenship or Place of Organization   USA
                                              -----------------
         ------------------------------------------------------

Number of      5)  Sole Voting Power   2,294,578
Shares Bene-                         ------------------------------------
ficially
Owned by       6)  Shared Voting Power   0
Each Report-                           ----------------------------------
ing Person
With           7)  Sole Dispositive Power   0
                                          -------------------------------

               8)  Shared Dispositive Power   0
                                            -----------------------------

     9)  Aggregate Amount Beneficially Owned by Each Reporting Person
                 2,294,578
         ------------------------------------------------------

         ------------------------------------------------------





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        10)   Check if the Aggregate Amount in Row 9 Excludes Certain Shares
                 X
              -----------------------------------------------------------------
        11)   Percent of Class Represented by Amount in Row 9   21.9%
                                                             ------------------
        12)   Type of Reporting Person        Individual
                                      -----------------------------------------

                                   ITEM 1(a)

Name of Issuer:    NextHealth, Inc.
               ----------------------------------------------------------------

                                   ITEM 1(b)

Address of Issuer's Principal Executive Offices:  16600 N. Lago Del Oro Parkway,
                                                --------------------------------
        Tucson, AZ  85737
--------------------------------------------------------------------------------

                                   ITEM 2(a)

Name of Person Filing:       William T. O'Donnell, Jr.
                      ----------------------------------------------------------

                                   ITEM 2(b)

Address of Principal Business Office or, if none, Residence:35 Indian Hill Road,
                                                            --------------------
        Winnetka, IL
--------------------------------------------------------------------------------

                                   ITEM 2(c)

Citizenship:     USA
            --------------------------------------------------------------------

                                   ITEM 2(d)

Title of Class of Securities:       Common Stock
                             ---------------------------------------------------

                                   ITEM 2(e)

CUSIP Number:       65333 G 105
             -------------------------------------------------------------------

                                     ITEM 3

                                 Not Applicable



                                       2

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                                     ITEM 4
                                   Ownership
                                   ---------

(a)    Amount Beneficially Owned:        2,294,578
                                 ---------------------------------------------

(b)    Percent of Class:                      21.9%
                        ------------------------------------------------------

(c)    Number of shares as to which such person has:

       (i)       sole power to vote or to direct the vote
                               2,294,578
                 -------------------------------------------------------------
       (ii)      shared power to vote or to direct the vote
                                  -0-
                 --------------------------------------------------------------
       (iii)     sole power to dispose or to direct the disposition of
                                  -0-
                 --------------------------------------------------------------
       (iv)      shared power to dispose or to direct the disposition of
                                  -0-
                 --------------------------------------------------------------

                                     ITEM 5
                  Ownership of Five Percent or Less of a Class
                  --------------------------------------------

                                 Not Applicable

                                     ITEM 6
        Ownership of More than Five Percent on Behalf of Another Person
        ---------------------------------------------------------------

                                 Not Applicable

                                     ITEM 7
     Identification and Classification of the Subsidiary Which Acquired the
     ----------------------------------------------------------------------
            Security Being Reported on By the Parent Holding Company
            --------------------------------------------------------

                                 Not Applicable

                                     ITEM 8
           Identification and Classification of Members of the Group
           ---------------------------------------------------------

                                 Not Applicable

                                     ITEM 9
                         Notice of Dissolution of Group
                         ------------------------------

                                 Not Applicable



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                                    ITEMS 10
                                 Certification
                                 -------------
                                 Not Applicable

Signature
---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        2/10/97
--------------------------------
Date

  /s/ William T. O'Donnell, Jr.
--------------------------------
Signature

  William T. O'Donnell, Jr.
--------------------------------
Name/Title


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